Exhibit 3.6

AMENDMENTS TO CLOSE CORPORATION OPERATING
AGREEMENT

Effective Date: February 22, 2005

The Close Corporation Operating Agreement, as amended, is amended as follows:

1. The following language is added before the final sentence of Section 1:

 All votes of the executive committee must be held during in-person meetings or during telephonic meetings in which all members of the executive committee have been given reasonable opportunity to participate.

2. The following language is added after the fourth sentence of the second paragraph of Section 2:

 Unless there is a genuine need for emergency action so that giving such notice is impracticable, reasonable advance notice of the subject of the special meeting or telephonic meeting shall be given to the members of the executive committee.

3. The following language is added at the end of Section 3:

 All shareholders will be entitled to receive a copy of the minutes of executive committee meetings.

4. The name of the corporation, as stated in the introductory language, is changed to Block Communications, Inc.

* * * *

 I certify that the foregoing amendments to the Block Communications, Inc. Close Corporation Operating Agreement, as amended, were duly passed and adopted, in accordance with Ohio law and the terms of that Agreement, and that the amendments became effective on February 22, 2005, and remain fully in effect.

Secretary